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MAR 2 9 2005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2005

SEC FILE NUMBER
8-26614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Brokerage Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3001 Summer Street
(No. and Street)

Stamford	CT	06905-4317
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John E. Karaffa (804) 289-2325
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

1021 East Cary Street, Suite 2000	Richmond	VA	23219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [√] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, *Robert T. Methven*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Capital Brokerage Corporation as of *December 31, 2004*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows.



Signature

President and CEO

Title



Notary Public

This report ** contains (check all applicable boxes):

- [√] (a) Facing Page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [√] (g) Computation of Net Capital.
- [√] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [√] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Independent Auditors' Report

The Board of Directors
Capital Brokerage Corporation:

We have audited the accompanying balance sheets of Capital Brokerage Corporation as of December 31, 2004 and 2003, and the related statements of income, changes in shareholder's interest and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Brokerage Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2005

CAPITAL BROKERAGE CORPORATION

Balance Sheets

December 31, 2004 and 2003

(Dollar amounts in thousands, except share amounts)

Assets		**2004**	**2003**
Cash and cash equivalents	$	468	9,360
Debt securities, at fair value		—	1,017
Warrants, at cost		—	20
Commissions receivable		1,036	525
Receivable from affiliates		1,000	295
Deferred tax asset		—	351
Other assets		20	90
Total assets	$	2,524	11,658
Liabilities and Shareholder's Interest			
Liabilities:			
Accounts payable and accrued liabilities	$	9	959
Commissions payable		—	30
Payable to affiliates		299	524
Current income taxes payable to affiliate		281	1,980
Total liabilities		589	3,493
Shareholder's interest:			
Common stock, $1 par value. Authorized 100,000 shares; issued and outstanding 10,000 shares		10	10
Additional paid-in capital		1,925	4,532
Retained (deficit) earnings		—	3,623
Total shareholder's interest		1,935	8,165
Total liabilities and shareholder's interest	$	2,524	11,658

See accompanying notes to financial statements.

CAPITAL BROKERAGE CORPORATION

Notes to Financial Statements

December 31, 2004 and 2003

(Dollar amounts in thousands)

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

Capital Brokerage Corporation, (the Company or CBC), a Washington corporation, was incorporated on July 10, 1981, and is registered as a broker/dealer under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of GNA Corporation (GNA), which was, until May 24, 2004, a direct wholly owned subsidiary of General Electric Financial Assurance Holdings, Inc. (GEFAHI), which is an indirect wholly owned subsidiary of General Electric Company (GE).

On May 24, 2004, GE transferred substantially all of the life and mortgage insurance businesses operating within GEFAHI and GE Mortgage Insurance (both U.S. and international), including the Company, to Genworth Financial, Inc.(Genworth Financial), in connection with an initial public offering (IPO) of Genworth Financial.

As part of that transaction, on May 24, 2004, GEFAHI transferred substantially all of its assets to Genworth Financial, including all of the outstanding capital stock of GNA, our indirect parent. As a result, CBC became an indirect, wholly owned subsidiary of Genworth Financial. On May 25, 2004, Genworth Financial's Class A common stock began trading on the New York Stock Exchange. Approximately 30% of Genworth Financial's common stock is now owned by public shareholders. GEFAHI continues to own approximately 70% of Genworth Financial's common stock.

The Company is an investment company/variable contracts underwriter. The accompanying financial statements might not necessarily be indicative of the Company's financial condition result or operations had the company operated on an autonomous basis during the years ended December 31, 2004 and 2003.

(b) Revenues and Expenses

During 2003, the Company sold mutual funds and variable annuities from several vendors to retail clients. Commission income from vendors and commission expenses to agents related to the sale of these products was recorded on a trade date basis. A significant portion of nonaffiliated revenue was derived from 12b-1 fees and service fees from outside mutual fund companies to the Company as the underwriter of various affiliated life insurance companies. On January 1, 2004, the customer accounts and registrations of the registered representatives in the retail sales channel for CBC were transferred to Terra Securities Corporation, an affiliated broker/dealer, and the Company ceased conducting any retail sales activities.

In 2004, almost all of the Company's revenues were derived from a related party. The Company acts as the principal underwriter (as defined in the Investment Company Act of 1940) of flexible and single premium variable life insurance and annuity policies issued by various affiliated life insurance companies, and, since June 15, 2004, as the underwriter for the GE Private Asset Management Funds, Inc.

(Dollar amounts in thousands)

(c) *Cash and Cash Equivalents*

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

(d) *Debt Securities*

Debt securities are carried at fair value with unrealized gains and losses reported as a component of revenues in the Statements of Income. Fair value is determined by reference to quoted market prices.

Debt securities existing at December 31, 2003 matured in 2004. There were no debt securities at December 31, 2004.

(e) *Warrants*

Warrants represent the purchase of 1,500 warrants to purchase common stock of The NASDAQ Stock Market, Inc. at exercise prices ranging between $13 and $16 on dates ranging from June 28, 2002 to June 27, 2006. Each tranche has a one-year price window in which it can be exercised. The tranche of $14 that opened on June 30, 2003 closed at 5:00 pm on June 25, 2004 and was not exercised. The remaining tranches range in price from $15 - $16 with the last tranche expiring at 5:00 pm on June 27, 2006. These securities were carried at cost, which approximates fair value, in 2003. In 2004, the warrants were determined to have fair value less than cost and were written off.

(f) ***Liabilities Subordinated to Claims of General Creditors***

The Company did not carry liabilities subordinated to claims of general creditors during the years ended December 31, 2004 and 2003 and, therefore, has not included a statement of changes for such activities.

(g) *Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates.

(2) Income Taxes

For the period prior to May 24, 2004, the Company was included in the consolidated federal income tax return of GE and subject to a tax-sharing arrangement that allocated tax on a separate company basis, but provided benefit for current utilization of losses and credits. Effective May 24, 2004, the Company is included in the consolidated federal income tax return of Genworth and subject to a tax-sharing arrangement that allocates tax on a separate company basis, but provides benefit for current utilization of losses and credits. The Company is included in the consolidated state income tax return of GE and is allocated state income tax at a GE-determined rate of 4% and 7% in 2004 and 2003, respectively. Intercompany tax balances are settled at least annually.

(Dollar amounts in thousands)

Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered.

The total federal and state income tax expense for the year ended December 31 consisted of the following components:

		2004	2003
Current federal income tax expense	$	662	392
Deferred federal income tax expense		291	248
Subtotal – federal expense		953	640
Current state income tax expense		53	85
Deferred state income tax expense		60	53
Subtotal – state expense		113	138
Total federal and state income tax expense	$	1,066	778

The following reconciles the federal statutory tax rate of 35% to the reported income tax:

	2004	2003
Expected federal income tax expense computed at statutory corporate tax rate	35.0%	35.0%
State income tax, net of federal benefit	2.6	4.5
Total federal and state income tax expense	37.6%	39.5%

The reduction in the deferred income tax assets during 2004 related to the recognition of current tax benefits on previously nondeductible accruals. Based on an analysis of the Company's tax position, no valuation allowance for deferred tax assets was deemed necessary as of December 31, 2003.

Our current income tax liability was $281 and $1,980, as of December 31, 2004 and 2003, respectively.

(3) Financial Instruments

The financial instruments of the Company are reported in the balance sheets at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

(4) Related-Party Transactions

The Company has a service fee agreement with GE Life and Annuity Assurance Company (GELAAC) whereby the Company will reimburse GELAAC actual expenses related to the underwriting, distributing and servicing of GELAAC variable annuity products. During 2004 and 2003, the Company incurred and paid $3,308 and $6,177, respectively, to affiliated companies for certain marketing, administrative and general office support.

(Continued)

(Dollar amounts in thousands)

Activities related to the sale of variable life insurance and annuity products of affiliated life insurance companies are recorded as commission revenue from affiliate product sales and commission expense on affiliate product sales in the statements of income.

During 2004, the Company entered into an agreement with GE Investment Distributors, Inc. (GEID) in which the Company provides marketing, distribution, and wholesaling services to GEID in exchange for an annualized fee based on the average monthly net asset values of shares held by the customers introduced to the GEID funds by CBC. The Company recorded a receivable related to this agreement of $1,000 at December 31, 2004.

The Company paid dividends to its sole shareholder, GNA Corporation, in the 2004 and 2003 in the amount of $8,000 and $7,000 respectively.

(5) Commitments and Contingencies

During the normal course of business, the Company may be subject to litigation as a result of transactions with customers. It is the policy of the Company to evaluate each individual situation and vigorously defend any cases it deems without merit.

Management of the Company is not aware of any legal proceedings or other matters arising out of its activities as a broker/dealer in securities that would result in a material adverse effect on the Company's financial position or results of operations.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined therein, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004 and 2003, the Company's ratio of aggregate indebtedness to net capital was 0.65 to 1 and 0.48 to 1, respectively.